As filed with the Securities and Exchange Commission on February 23, 2015

Registration No. 33-09267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3
TO
FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

McDonald's Corporation

(Exact name of registrant as specified in its charter)

Delaware	**36-2361282**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One McDonald's Plaza, Oak Brook, Illinois	**60523-1900**
(Address of Principal Executive Offices)	(Zip Code)

McDONALD'S CORPORATION
1975 STOCK OWNERSHIP OPTION PLAN

McDONALD'S HAMBURGERS LIMITED
EMPLOYEE SHARE OPTION SCHEME

McDONALD'S RESTAURANTS OF CANADA LIMITED
EMPLOYEE STOCK OPTION PLAN
(Full title of the plan)

Gloria Santona
Corporate Executive Vice President,
General Counsel and Secretary
McDonald's Corporation
One McDonald's Plaza
Oak Brook, Illinois 60523-1900
(Name and address of agent for service)

---

(630) 623-3000
(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

DEREGISTRATION OF SECURITIES

This Post-Effective Amendment No. 3 (the "Post-Effective Amendment") relates to the Registration Statement on Form S-8 (Registration No. 33-09267) filed by McDonald's Corporation (the "Registrant") with the U.S. Securities and Exchange Commission on October 23, 1986 (the "Registration Statement") to register 4,500,000 shares of the Registrant's Common Stock for issuance under the McDonald's Corporation 1975 Stock Ownership Option Plan (the "Plan").

On February 1, 1988, the Registrant filed Post-Effective Amendment No. 1 to the Registration Statement indicating that Common Stock registered under the Plan could be used for the McDonald's Hamburgers Limited Employee Share Option Scheme.

On February 13, 1989, the Registrant filed Post-Effective Amendment No. 2 to the Registration Statement indicating that Common Stock registered under the Plan could be used for the McDonald's Restaurants of Canada Limited Employee Stock Option Plan.

As of the date of this Post-Effective Amendment, no additional shares of Common Stock registered will be issued under the Plan. In accordance with the Registrant's undertaking in Part II, Item 21(a)(3) of the Registration Statement, the Registrant hereby amends the Registration Statement to remove from registration all securities registered but remaining unsold, if any, under the Registration Statement and to terminate the effectiveness of the Registration Statement.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8.   Exhibits.

24   Power of Attorney

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Oak Brook, State of Illinois, on this 23rd day of February, 2015.

McDONALD'S CORPORATION

By: /s/ Denise A. Horne
    Denise A. Horne
    Corporate Vice President - Associate General Counsel and
    Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature Title	Date
* Susan E. Arnold Director	February 23, 2015
* Peter J. Bensen Corporate Senior Executive Vice President and Chief Financial Officer	February 23, 2015
* Robert A. Eckert Director	February 23, 2015
Margaret H. Georgiadis Director	
* Enrique Hernandez, Jr. Director	February 23, 2015
* Jeanne P. Jackson Director	February 23, 2015
* Richard H. Lenny Director	February 23, 2015
* Walter E. Massey Director	February 23, 2015
* Andrew J. McKenna Chairman of the Board and Director	February 23, 2015
* Cary D. McMillan Director	February 23, 2015

*	February 23, 2015
Kevin M. Ozan	
Corporate Senior Vice President - Controller	

*	February 23, 2015
Sheila A. Penrose	
Director	

*	February 23, 2015
John W. Rogers, Jr.	
Director	

*	February 23, 2015
Roger W. Stone	
Director	

/s/ Donald Thompson	February 13, 2015
Donald Thompson	
President, Chief Executive Officer and Director	

*	February 23, 2015
Miles D. White	
Director	

_____

* Denise A. Horne, the undersigned attorney-in-fact, by signing her name hereto, does hereby sign and execute this Post-Effective Amendment No. 3 on behalf of the above indicated directors and officers of the Registrant pursuant to a power of attorney filed with the U.S. Securities and Exchange Commission.

By: /s/ Denise A. Horne

Denise A. Horne
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
24	Power of Attorney

Exhibit 24

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned, being a director or officer, or both, of McDonald's Corporation, a Delaware corporation (the "Company"), hereby constitutes and appoints Peter J. Bensen, Denise A. Horne, Kevin M. Ozan and Gloria Santona, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities:

1. To execute any and all amendments to the Registration Statements listed on <u>Attachment A</u>, to be filed with the U.S. Securities and Exchange Commission by the Company under the Securities Act of 1933, as amended, with all exhibits thereto, and other documents in connection therewith; and

2. To execute any and all amendments to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, to be filed with the U.S. Securities and Exchange Commission by the Company under the Securities Exchange Act of 1934, as amended, with all exhibits thereto, and other documents in connection therewith,

granting unto said attorneys-in-fact and agents, and each one of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney on and as of the 17th day of February, 2010.

/s/ Susan E. Arnold	/s/ Cary D. McMillan
Susan E. Arnold Director	Cary D. McMillan Director
/s/ Peter J. Bensen	/s/ Kevin M. Ozan
Peter J. Bensen Corporate Executive Vice President and Chief Financial Officer	Kevin M. Ozan Corporate Senior Vice President - Controller
/s/ Robert A. Eckert	/s/ Sheila A. Penrose
Robert A. Eckert Director	Sheila A. Penrose Director
/s/ Enrique Hernandez, Jr.	/s/ John W. Rogers, Jr.
Enrique Hernandez, Jr. Director	John W. Rogers, Jr. Director
/s/ Jeanne P. Jackson	/s/ James A. Skinner
Jeanne P. Jackson Director	James A. Skinner Vice Chairman, Chief Executive Officer and Director
/s/ Richard H. Lenny	/s/ Roger W. Stone
Richard H. Lenny Director	Roger W. Stone Director
/s/ Walter E. Massey	/s/ Miles D. White
Walter E. Massey Director	Miles D. White Director
/s/ Andrew J. McKenna	
Andrew J. McKenna Chairman of the Board and Director	

33-00001
33-09267
33-24958
33-49817
33-50701
33-58840
33-64873
333-03409
333-25899
333-36776
333-36778
333-59145
333-60170
333-65033
333-71656
333-115770
333-120453
333-121092
333-139415
333-149952
333-149990